Exhibit 99.2

EXECUTION VERSION

SUPPORT AGREEMENT

This SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of August 12, 2025, by and between SI Swan Guernsey Holdco Limited, a private limited company incorporated under the laws of Guernsey (“Parent”), and Formula Systems (1985) Ltd., a company organized under the laws of Israel (“Investor”). Parent and Investor shall be referred to hereinafter collectively as the “Parties” and each a “Party.” Unless otherwise defined herein, capitalized terms used but not defined herein shall have the meanings assigned to them in the Merger Agreement (as defined below).

WITNESSETH:

WHEREAS, concurrently with the execution and delivery of this Agreement, Sapiens International Corporation N.V., a Cayman Islands exempted company incorporated under the laws of the Cayman Islands (the “Company”), SI Swan UK Bidco Limited, a private limited company incorporated under the laws of Guernsey (“Bidco”), Parent and SI Swan Cayman Merger Sub Ltd., a Cayman Islands exempted company incorporated under the laws of the Cayman Islands and a wholly owned Subsidiary of Parent (“Merger Sub”), are entering into an Agreement and Plan of Merger, dated as of the date hereof (as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), pursuant to which Merger Sub will, subject to the terms and conditions set forth therein, merge with and into the Company (the “Merger”), with the Company being the surviving company, and after giving effect to the Rollover, the Company will become a wholly owned Subsidiary of Parent;

WHEREAS, as of the date hereof, Investor is the Beneficial Owner of the Owned Securities set forth opposite Investor’s name on Schedule A hereto;

WHEREAS, in order to induce Bidco, Parent and Merger Sub to enter into the Merger Agreement and consummate the Merger and the other Transactions, Investor has agreed, upon the terms and conditions set forth herein, to enter into this Agreement and abide by the covenants and obligations set forth herein; and

WHEREAS, Investor acknowledges that Bidco, Parent and Merger Sub are entering into the Merger Agreement in reliance on the representations, warranties, covenants and other agreements of Investor set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the Parties hereto agree as follows:

Article I
EXCLUSIVITY

Section 1.1 Exclusivity. During the period beginning on the date hereof and ending on the earlier of (x) the Effective Time and (y) the valid termination of the Merger Agreement pursuant to the terms thereof (such earlier time, the “Expiration Time”):

(a) Investor shall, and shall cause its Affiliates to, cooperate with Bidco, Parent and their respective Affiliates to implement the Transactions;

(b) Investor shall not, and shall cause its Affiliates not to and shall use its reasonable best efforts to cause its and its Affiliates’ Representatives (subject to, in the case of a Representative who is a director of the Company, such Representative’s fiduciary duties solely in such capacity) to not, directly or indirectly (i) make an Alternative Proposal, or solicit, initiate, knowingly encourage or knowingly facilitate any inquiry, discussion, offer or request that constitutes, or could reasonably be expected to lead to, an Alternative Proposal, (ii) furnish or cause to be furnished to any Person or “Group” (as such term is defined in Section 13(d) under the Exchange Act) any non-public information with respect to any Inquiries or the making of any proposal that constitutes, or could be reasonably expected to result in, an Alternative Proposal, (iii) enter into, engage in, continue or maintain discussions or negotiations with any Person (other than Bidco, Parent, Merger Sub and their respective Affiliates) with respect to an Inquiry or an Alternative Proposal, (iv) approve, agree to, accept, endorse or recommend any Alternative Proposal, (v) finance or offer to finance any Alternative Proposal, including by offering any equity or debt financing, or contribution of Covered Securities or provision of a voting agreement, in support of any Alternative Proposal, (vi) enter into or publicly propose to enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument providing for any Alternative Proposal, (vii) enter into any written or oral agreement, arrangement or understanding (whether legally binding or not) regarding, or do, anything that is directly inconsistent with the provisions of this Agreement, the Merger Agreement or the Transactions, (viii) take any action that would reasonably be expected to have the effect of preventing, disabling or delaying Investor from performing its obligations under this Agreement or the other Transaction Documents to which Investor is or will be a party, or (ix) solicit, initiate, knowingly encourage, knowingly facilitate, induce or enter into any negotiation, discussion, agreement or understanding (whether or not in writing and whether or not legally binding) with any other Person regarding the matters described in paragraphs (i) through (viii) of this Section 1.1(b);

(c) Investor shall, and shall cause its Affiliates to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party and its Representatives with respect to any Inquiry or an Alternative Proposal; and

(d) Investor shall, and shall cause its Affiliates to, promptly notify in writing Parent and the Company if it or any of its Representatives receives any approach or communication with respect to any Alternative Proposal, including in such notice the identity of the other Persons involved and the nature and content of the approach or communication, and provide Parent and the Company with copies of any written communication.

Article II
VOTING

Section 2.1 Agreement to Vote.

(a) Subject to the terms and conditions set forth herein, Investor hereby irrevocably and unconditionally agrees that from and after the date hereof until the Expiration Time, at any annual or extraordinary general meeting of the shareholders of the Company and at any other meeting of the shareholders of the Company, however called, including any adjournment, recess or postponement thereof, in connection with any written consent or resolution of the shareholders of the Company and in any other circumstance upon which a vote, consent, resolution or other approval of all or some of the shareholders of the Company is sought in respect of any of the matters described in clauses (ii) through (v) below, Investor, solely in Investor’s capacity as a shareholder of the Company (and not, if applicable, in Investor’s capacity as an officer or director of the Company), shall, and shall cause any registered holder of its Covered Securities to, in each case to the extent that the Covered Securities are entitled to vote thereon or consent thereto:

(i) appear at each such meeting or otherwise cause all of Investor’s Covered Securities to be counted as present thereat in accordance with procedures applicable to such meeting so as to ensure Investor and each other registered holder of Investor’s Covered Securities is duly counted for purposes of calculating a quorum and for purposes of recording the result of any applicable vote, consent or resolution and respond to each request by the Company for written consent or resolution, if any;

(ii) vote, or cause to be voted, whether on a show of hands or a poll and whether in person or by proxy, or deliver, or cause to be delivered, a written consent or resolution covering, all of Investor’s Covered Securities (A) in favor of the approval, adoption and authorization of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, (B) in favor of any other matters required to consummate the Transactions, including the Merger, (C) against any Alternative Proposal or any other transaction, proposal, agreement or action made in opposition to the Merger or in competition or inconsistent with the Transactions, including the Merger, and (D) against any other action, agreement or transaction that is intended to facilitate an Alternative Proposal or is intended to or could reasonably be expected to prevent, impede, or interfere with, delay or adversely affect the Transactions, including the Merger, or the performance by Investor of its obligations under this Agreement;

(iii) vote, or cause to be voted, whether on a show of hands or a poll and whether in person or by proxy, or deliver, or cause to be delivered, a written consent or resolution covering, all of Investor’s Covered Securities against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement or the other Transaction Documents, or of Investor contained in this Agreement or the other Transaction Documents to which Investor is or will be a party;

(iv) vote, or cause to be voted, whether on a show of hands or a poll and whether in person or by proxy, or deliver, or cause to be delivered, a written consent or resolution covering, all of Investor’s Covered Securities in favor of any other matter necessary to effect the Transactions, including the Merger, or otherwise reasonably requested by Parent in order to consummate the Transactions, including the Merger; and

(v) vote, or cause to be voted, whether on a show of hands or a poll and whether in person or by proxy, or deliver, or cause to be delivered, a written consent or resolution covering, all of Investor’s Covered Securities in favor of any adjournment or postponement of the Company Shareholders Meeting or any other annual or extraordinary general meeting of the shareholders of the Company, however called, at which any of the matters described in paragraphs (ii) through (iv) of this Section 2.1(a) is to be considered (and any adjournment or postponement thereof) as may be reasonably requested by Parent.

(b) Subject to the terms and conditions set forth herein, Investor shall, from and after the date hereof until the Expiration Time, retain at all times the right to vote or consent with respect to Investor’s Covered Securities in Investor’s sole discretion and without any other limitation on those matters, other than those limitations contained in Section 2.1(a) hereof.

(c) The obligations of Investor set forth in this Section 2.1 are irrevocable.

Section 2.2 Waiver of Rights. Investor hereby irrevocably and unconditionally (a) waives, and agrees not to exercise, to cause to be waived and to prevent the exercise of, any dissenters’ rights, rights of appraisal and any similar rights relating to the Merger and any other Transactions that Investor or any other Person may have by virtue of, or with respect to, any of Investor’s Covered Securities (including any rights under Section 238 of the CICA); and (b) agrees not to commence or join in, or knowingly facilitate, assist or encourage, and agrees to take all actions necessary to opt out of, any claim, derivative or otherwise, against Bidco, Parent, Merger Sub, the Company, or any of their respective Affiliates, successors or directors relating to the Transactions or the negotiation, execution or delivery of this Agreement, the Merger Agreement or the other Transaction Documents, including in connection with any claim (i) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement, or (ii) alleging any breach of any fiduciary duty of the Company Board in connection with the negotiation, execution and delivery of the Merger Agreement or the other Transaction Documents or the consummation of the Transactions, including the Merger.

Section 2.3 Grant of Conditional Irrevocable Proxy. Until the Expiration Time, if Investor attempts to vote Investor’s Covered Securities, in person or by proxy, in a manner which is inconsistent with Section 2.1 or does not comply with Section 2.1(a)(i) (a “Triggering Event”), Investor will be deemed, upon and at the time of such Triggering Event, to hereby irrevocably appoint Parent and/or any designee of Parent as its attorney-in-fact and proxy with full power of substitution and resubstitution, to the full extent of Investor’s voting rights with respect to all of Investor’s Covered Securities (which proxy is irrevocable (and as such shall survive and not be affected by bankruptcy, insolvency or other financial incapacity of Investor) and which appointment is coupled with an interest) to vote (or issue instructions to the record holder to vote), and to execute (or issue instructions to the record holder to execute) written consents or resolutions with respect to, all of Investor’s Covered Securities solely on the matters described in, and in accordance with the provisions of Section 2.1 (such proxy, the “Conditional Proxy”); provided that the Conditional Proxy shall not arise and shall have no force or effect prior to the occurrence of a Triggering Event. The Conditional Proxy shall be given to secure the obligations of Investor under Section 2.1, and in consideration of and as an additional inducement of Bidco, Parent and Merger Sub to enter into the Merger Agreement, and, from and after the occurrence of a Triggering Event, shall be irrevocable prior to the termination of this Agreement in accordance with Section 5.1, at which time any such proxy shall terminate. The Conditional Proxy shall not be terminated by operation of any Law or upon the occurrence of any other event other than upon the valid termination of this Agreement in accordance with Section 5.1, at which time any such proxy shall terminate. Parent may terminate the Conditional Proxy with respect to Investor at any time in its sole and absolute discretion by written notice provided to Investor. Investor agrees to execute any further agreement or form reasonably necessary or appropriate to confirm and effectuate the grant of the Conditional Proxy contained herein and hereby revokes any proxy previously granted by Investor with respect to the Covered Securities that covers any of the matters addressed by this Agreement.

Article III
REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of Investor . Investor represents and warrants to Parent as follows:

(a) Investor is duly organized, incorporated or registered, validly existing and in good standing under the Laws of the jurisdiction in which it is organized, incorporated or registered (in the case of good standing, to the extent such jurisdiction recognizes such concept) and has all corporate power and authority required to execute and deliver this Agreement and to consummate the transactions contemplated hereby and to perform each of its obligations hereunder;

(b) Investor has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Parent, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity. No other corporate proceedings (including any shareholder approval) on the part of Investor are necessary to authorize or approve (as applicable) this Agreement or to consummate the transactions contemplated hereby;

(c) the execution and delivery by Investor of this Agreement do not, and the performance by it of its obligations hereunder and the consummation of the transactions contemplated hereby will not (i) contravene, conflict with, or result in any violation or breach of any provision of the memorandum and articles of association of Investor; (ii) contravene, conflict with or result in a violation or breach of any Law or Judgment, in each case, applicable to Investor or its properties or assets; (iii) require any payment to or consent or other action by, or notice to, any Person under, constitute a breach or default (or constitute an event that, with or without notice or lapse of time or both, would constitute a breach or default) of or under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Investor is entitled under any provision of any Contract or any Permit of Investor; or (iv) result in the creation or imposition of any Lien on any asset of Investor, except in the case of each of clauses (ii) and (iv) directly above, for any such conflict, breach, violation, termination, default, loss, acceleration or change that would not, individually or in the aggregate, reasonably be expected to prevent, impede, or interfere with, delay or adversely affect the Transactions, including the Merger, or the performance by Investor of its obligations hereunder;

(d) no Permit of or from any Governmental Entity is required to be obtained or made by or with respect to Investor in connection with the execution and delivery of this Agreement, its performance of its obligations hereunder, or the consummation of the transactions contemplated hereby;

(e) there is no Action pending or, to Investor’s knowledge, threatened in writing against Investor or any of its properties or assets that, individually or in the aggregate, is or would reasonably be expected to materially adversely affect the ability of Investor to perform its obligations under this Agreement, or prevent or materially impair or materially delay the consummation of the transactions contemplated hereby;

(f) (i) Investor has the voting power, power of disposition and power to agree to all of the matters set forth in this Agreement with respect to its Covered Securities, (ii) as of the date hereof, the Common Shares as set forth in the column titled “Owned Securities” opposite Investor’s name on Schedule A hereto constitute all of the Company Securities Beneficially Owned or owned of record by Investor and/or its Affiliates, and Investor and its Affiliates do not own, beneficially or of record, any other Company Securities, or any direct or indirect interest therein (including by way of derivative securities), and (iii) Investor has not taken any action described in Section 4.4 hereof. (A) Investor has not granted any proxy inconsistent with this Agreement that is still effective or entered into any voting or similar agreement that is still effective, in each case with respect to any of Investor’s Owned Securities and with respect to all of its Covered Securities at all times through the consummation of the Merger, and (B) except as described herein, Investor is not a party to any agreement, arrangement or commitment relating to the pledge, disposition or voting of any of the Company Securities, and the Company Securities are not subject to any voting trust agreement or other Contract to which Investor is a party restricting or otherwise relating to the voting or Transfer of the Company Securities other than this Agreement;

(g) Investor does not “control” the Company, as such term is defined in the Israeli Economic Competition Law, 5748-1988, and any applicable Law promulgated thereunder.

(h) Investor understands and acknowledges that Bidco, Parent and Merger Sub are entering into the Merger Agreement in reliance upon Investor’s execution and delivery of this Agreement and the representations and warranties of Investor contained herein; and

(i) Investor has been afforded the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, Parent concerning the terms and conditions of the transactions contemplated hereby, and Investor acknowledges that it has been advised to discuss with its own counsel the meaning and legal consequences of Investor’s representations and warranties in this Agreement and the transactions contemplated hereby.

Section 3.2 Representations and Warranties of Parent. Parent hereby represents and warrants to Investor as follows:

(a) Parent is duly organized, incorporated or registered, validly existing and in good standing under the Laws of the jurisdiction in which it is organized, incorporated or registered (in the case of good standing, to the extent such jurisdiction recognizes such concept) and has all corporate power and authority required to execute and deliver this Agreement and to consummate the transactions contemplated hereby and to perform each of its obligations hereunder;

(b) Parent has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Investor, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity. No other corporate proceedings on the part of Parent are necessary to authorize or approve (as applicable) this Agreement or to consummate the transactions contemplated hereby; and

(c) the execution and delivery by Parent of this Agreement do not, and the performance by it of its obligations hereunder and the consummation of the transactions contemplated hereby will not (i) contravene, conflict with, or result in any violation or breach of any provision of the memorandum and articles of association of Parent; (ii) contravene, conflict with or result in a violation or breach of any Law or Judgment, in each case, applicable to Parent or its properties or assets; (iii) require any payment to or consent or other action by, or notice to, any Person under, constitute a breach or default (or constitute an event that, with or without notice or lapse of time or both, would constitute a breach or default) of or under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent is entitled under any provision of any Contract or any Permit of Parent; or (iv) result in the creation or imposition of any Lien on any asset of Parent.

Article IV
OTHER COVENANTS AND AGREEMENTS

Section 4.1 Prohibition on Acquisition, Transfer, etc.

(a) Subject to the terms of this Agreement, Investor represents, covenants and agrees that from and after the date hereof until the Expiration Time, (i) it will not, and it will cause its Affiliates not to, (A) Transfer any of its Covered Securities (other than pursuant to the Rollover Agreement), or any voting right or power (including whether such right or power is granted by proxy or otherwise) or economic interest therein, (B) obtain “control” of the Company, as such term is defined in the Israeli Economic Competition Law, 5748-1988, and any applicable Law promulgated thereunder, or (C) acquire Beneficial Ownership of any Additional Securities, unless such Transfer or acquisition (x) is a Permitted Transfer or (y) has been approved in writing in advance by Parent, and (ii) it does not have any outstanding swap, option, warrant, forward purchase or sale, futures transaction, cap transaction, floor transaction, collar transaction or any other similar transaction (including any option with respect to any such transaction), or a combination of any such transactions, in each case involving any Company Securities (any such transaction, a “Derivative Transaction”), and will not, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise (whether or not in writing), enter into any Derivative Transaction, without the prior written consent of Parent.

(b) With respect to Investor, this Agreement and the obligations hereunder shall attach to the Covered Securities and shall be binding upon any Person to which legal or Beneficial Ownership shall pass, whether by operation of Law or otherwise, including, Investor’s successors or assigns. Investor may not request that the Company register the Transfer of (book-entry or otherwise) any or all of the Covered Securities (whether represented by a certificate or uncertificated), unless such Transfer is made in compliance with this Agreement. Notwithstanding any Transfer of Covered Securities, Investor shall remain liable for the performance of all of its obligations under this Agreement.

Section 4.2 Additional Securities. Investor covenants and agrees that from and after the date hereof and until the Expiration Time, it shall notify Parent in writing of the number of Additional Securities the Beneficial Ownership of which is acquired by Investor or its Affiliates after the date hereof pursuant to Section 4.1(a) as soon as practicable, but in no event later than five (5) Business Days, after such acquisition. Any such Additional Securities shall automatically become subject to the terms of this Agreement and shall constitute “Covered Securities” for all purposes of this Agreement, and Parent may update Schedule A to reflect the same.

Section 4.3 Share Dividends, etc. In the event of a reclassification, recapitalization, reorganization, share split, consolidation or combination, exchange or readjustment of shares or other similar transaction, or if any share dividend, subdivision or distribution (including any dividend or distribution of securities convertible into or exchangeable for Common Shares) is declared, in each case affecting the Covered Securities, the term “Covered Securities” shall be deemed to refer to and include such shares as well as all such share dividends and distributions and any securities of the Company into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

Section 4.4 No Inconsistent Agreements. Subject to the terms of this Agreement, from and after the date hereof and until the Expiration Time, without the prior written consent of Parent, Investor shall not, and shall cause its Affiliates not to, (a) enter into any Contract or other instrument, option or other agreement (except for this Agreement) with respect to, or consent to, a Transfer of, any of the Covered Securities, Beneficial Ownership thereof or any other interest therein, in each case, other than any such Contract or other instrument, option or other agreement with respect to a Permitted Transfer of Covered Securities, (b) create or permit to exist any Lien that could prevent Investor or its Affiliates from voting the Covered Securities in accordance with this Agreement or from complying with the other obligations under this Agreement, other than any restrictions imposed by applicable Law on such Covered Securities and Liens created pursuant to this Agreement, (c) enter into any voting or similar agreement (except for this Agreement) with respect to the Covered Securities or grant any proxy, consent or power of attorney with respect to any of the Covered Securities or (d) take any action, directly or indirectly, that would or would reasonably be expected to (i) result in a breach hereof, (ii) make any representation or warranty of Investor set forth in Article III untrue or incorrect in any material respect, or make the representation of the Investor in Section 3.1(g) untrue or incorrect in any respect, or (iii) prevent, impede or interfere with, delay or adversely affect the performance by Investor of its obligations under, or compliance by Investor with the provisions of, this Agreement.

Section 4.5 Proxy Statement; Schedule 13E-3 and Investor Filings; Regulatory Filings.

(a) Investor shall cooperate with Parent and the Company to, concurrently with the preparation and filing of the Proxy Statement, together with the Company jointly prepare and file with the SEC the Schedule 13E-3. Investor shall provide information reasonably requested by the Company or Parent in connection with the preparation of the Schedule 13E-3. To the knowledge of Investor, the information supplied by Investor for inclusion or incorporation by reference in the Proxy Statement, the Schedule 13E-3 or any other filing Bidco, Parent or the Company is required to make in connection with the Transactions (including the Merger) will not, at the time that such information is provided, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Parent shall (i) provide Investor and its counsel a reasonable opportunity to review drafts of the Schedule 13E-3 and Proxy Statement prior to filing the Schedule 13E-3 with the SEC and (ii) consider in good faith all comments thereto reasonably proposed by Investor, its outside counsel and other Representatives. If at any time prior to the Effective Time, Investor discovers any information relating to Investor or any of its Affiliates, officers or directors that should be set forth in an amendment or supplement to the Proxy Statement and the Schedule 13E-3 so that the Proxy Statement and the Schedule 13E-3 would not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading, Investor shall promptly notify Parent and the Company.

(b) Investor shall use its reasonable best efforts to furnish all information concerning Investor and its Affiliates to Parent and the Company that is reasonably necessary for the preparation and filing of the Proxy Statement and the Schedule 13E-3 to the extent required by applicable Law or the SEC, and provide such other assistance, as may be reasonably requested by such other party to be included therein and will otherwise reasonably assist and cooperate with the other parties in the preparation, filing and distribution of the Proxy Statement and the Schedule 13E-3, and the resolution of any comments to such filings received from the SEC. Investor agrees to permit Parent or the Company to publish and disclose in the Proxy Statement and the Schedule 13E-3 or any other filing Bidco, Parent or the Company is required or deems advisable to make in connection with the Transactions (including the Merger), its and its Affiliates’ identity and beneficial ownership of the Company Securities and the nature of Investor’s commitments, arrangements and understandings under this Agreement, the Merger Agreement or any other agreement or arrangement to which it (or any of its Affiliates) is a party relating to the Transactions, to the extent required by applicable Law or the SEC (or its staff). With respect to any disclosure filed by Investor with the SEC, or amendments or supplements thereto, relating to or referencing this Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby (such filing, an “Investor Filing”), to the extent legally permissible, Investor shall (i) provide Parent and the Company and their respective counsel a reasonable opportunity to review drafts of the Investor Filing prior to filing the Investor Filing with the SEC and (ii) consider in good faith all comments thereto reasonably proposed by Parent, the Company or their respective outside counsel.

(c) Investor agrees that, upon written request of Parent or the Company, Investor shall execute and deliver any additional documents, consents or instruments and take such further actions as may reasonably be deemed by Parent or the Company to be necessary to carry out the provisions of this Section 4.5.

(d) From and after the execution of this Agreement and until the Expiration Time, Investor shall provide any information of the type customarily provided to a Governmental Entity by a Person similarly situated to Investor to the extent necessary to obtain each Antitrust and/or FDI Approval pursuant to the Merger Agreement, in each case, as promptly as reasonably practicable after any written request by Parent or the Company.

Section 4.6 Expenses. All fees and expenses incurred in connection herewith and the transactions contemplated hereby shall be paid by the party hereto incurring such expenses, whether or not the Transactions are consummated.

Section 4.7 Pledge Release. Investor covenants and agrees that from and after the date hereof, Investor shall take all necessary actions (including obtaining any required consents, delivering notices, and executing documents) to ensure that all Covered Securities shall be, as of the Closing, free and clear of any Lien. Without limiting the foregoing, Investor shall, prior to the Closing, cause the release of the pledges over 4,130,235 Common Shares currently granted in favor of the holders of Investor’s series C and series D debentures.

Article V
TERMINATION

Section 5.1 Termination. This Agreement shall terminate with respect to all Parties, upon the earlier to occur of:

(a) the Effective Time;

(b) the valid termination of the Merger Agreement in accordance with its terms;

(c) the date of entry into or effectiveness of any amendment, modification or waiver of any provision of the Merger Agreement that, without the prior written consent of Investor in its capacity as such, reduces the amount or changes the form of the Per Share Merger Consideration payable to Investor pursuant to the Merger Agreement; and

(d) the date upon which Parent and Investor mutually agree in writing to terminate this Agreement.

Section 5.2 Effect of Termination.

(a) Upon the valid termination of this Agreement pursuant to Section 5.1(a), this Article V, Article VI and Article VII shall continue to be binding on the Parties.

(b) Upon the valid termination of this Agreement pursuant to Section 5.1(b), Section 5.1(c) or Section 5.1(d), Section 4.6, this Article V, Article VI and Article VII shall continue to be binding on the Parties.

Article VI
MISCELLANEOUS

Section 6.1 Notices. All notices, requests, claims, demands and other communications under this Agreement will be in writing (including email, so long as a receipt of such email is requested and received and no “bounceback” or notice of non-delivery is received) and will be given to the addresses set forth under the applicable Party’s signature page hereto, or pursuant to such other instructions as may be designated in writing by the Party to receive such notice. All such notices, requests and other communications will be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. New York City time on a Business Day in the place of receipt. Otherwise, any such notice, request, or communication will be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 6.2 Entire Agreement. This Agreement, the Merger Agreement, and other agreements or documents referenced under any of the foregoing constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof.

Section 6.3 Further Assurances. Each Party shall use all reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable to carry out the intent and purposes of this Agreement.

Section 6.4 Severability. If any provision of this Agreement is held to be invalid or unenforceable for any reason, it shall be adjusted rather than voided, if possible, in order to achieve the intent of the Parties to the maximum extent possible. In any event, the invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction.

Section 6.5 Amendments; Waivers. Neither this Agreement nor any term hereof may be amended or otherwise modified other than by an instrument in writing signed by each of the Parties. No provision of this Agreement may be waived or discharged other than by an instrument in writing signed by the Party against whom the enforcement of such waiver or discharge is sought. No failure or delay by any Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Notwithstanding the foregoing, (a) Parent may, without consent of Investor, amend Schedule A to this Agreement pursuant to Section 4.2, and (b) this Agreement may not be amended without the Company’s prior written consent to the extent that such amendment would have an adverse effect on the third party beneficiary rights of the Company under this Agreement.

Section 6.6 Assignment; No Third Party Beneficiaries.

(a) The rights and obligations of each Party shall not be assigned by any of the Parties hereto (whether by operation of law or otherwise) without the prior written consent of the other Party; provided, however, that (i) Parent may assign its rights and obligations under this Agreement (in whole but not in part) in connection with a permitted assignment of the Merger Agreement by Parent, as applicable, and (ii) an Investor may, without such prior written consent, assign its rights and obligations under this Agreement (in whole or in part) in connection with a Permitted Transfer of its Covered Securities; provided that no assignment by any Party shall relieve the assigning Party of any of its obligations hereunder. This Agreement shall be binding upon the respective heirs, successors, legal representatives and permitted assigns of the Parties. Nothing in this Agreement shall be construed as giving any Person, other than the Parties and their respective successors and permitted assigns any right, remedy or claim under or in respect of this Agreement or any provision hereof.

(b) There are no third party beneficiaries of this Agreement and nothing in this Agreement, express or implied, is intended to confer on any person other than the Parties hereto (and their respective successors, heirs and permitted assigns), any rights, remedies, obligations or liabilities, except that the Company shall be a third party beneficiary of Article II and Section 4.1 through Section 4.3, Section 4.5, Section 6.5 and Section 6.12.

Section 6.7 No Partnership or Agency. The Parties are independent and nothing in this Agreement constitutes a Party as the trustee, fiduciary, agent, employee, partner or joint venture of the other Party.

Section 6.8 Counterparts. This Agreement may be executed in counterparts (including by facsimile or email pdf format) and all counterparts taken together shall constitute one document.

Section 6.9 Governing Law; Jurisdiction and Venue; WAIVER OF JURY TRIAL.

(a) This Agreement, including all matters of construction, validity and performance and any action or counterclaim (whether in contract, tort, equity or otherwise) directly or indirectly arising out of or relating to this agreement or any of the transactions contemplated hereby or the negotiation, administration, performance and enforcement hereof, will be governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under any applicable principles of choice or conflicts of laws of the State of New York, except to the extent the provisions of the laws of the Cayman Islands are mandatorily applicable.

(b) Each of the Parties irrevocably agrees that any Action arising out of or relating to this Agreement will be brought and determined in the competent courts in the State of New York. Each of the Parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such Action arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the Parties agrees not to commence any Action relating thereto except in the courts described above in New York, other than actions in any court of competent jurisdiction to enforce any judgment, decree, or award rendered by any such court in New York as described herein. Each of the Parties further agrees that notice as provided herein will constitute sufficient service of process and the Parties further waive any argument that such service is insufficient. Each of the Parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby (i) any claim that it is not personally subject to the jurisdiction of the courts in New York as described herein for any reason; (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise); and (iii) that (A) the Action in any such court is brought in an inconvenient forum, (B) the venue of such Action is improper, or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. In no event may a party receive both a grant of specific performance and monetary damages.

(c) EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS Section 6.9(c).

Section 6.10 Specific Performance. The Parties hereto agree that the obligations imposed on them in this Agreement are special, unique and of an extraordinary character and irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each Party to this Agreement (a) shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the forum described in Section 6.9, without proof of damages or otherwise, this being in addition to any other remedy at law or in equity, and (b) hereby waives any requirement for the posting of any bond or similar collateral in connection therewith. Each Party hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) the other Party has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity.

Section 6.11 No Presumption Against Drafting Party. Each of the Parties to this Agreement acknowledges that it has been represented by independent counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting Party has no application and is expressly waived.

Section 6.12 Announcements. No announcements regarding the Transactions (including the subject matter of this Agreement) shall be issued by Investor without the prior written consent of Parent and the Company (which consent shall not be unreasonably withheld, delayed or conditioned), except to the extent that any such announcements are required by Law, a court of competent jurisdiction, a regulatory body or international stock exchange, and then only after the form and terms of such disclosure have been notified to Parent and the Company and each of Parent and the Company have had a reasonable opportunity to comment thereon to the extent legally permitted. Notwithstanding the foregoing, Investor may make any Investor Filing in respect of the Company that Investor reasonably believes is required under applicable Law without the prior written consent of Parent and the Company, provided that Investor shall comply with Section 4.5 with respect to any such Investor Filing.

Section 6.13 Confidentiality. This Agreement shall be treated as confidential and may not be used, circulated, quoted or otherwise referred to in any document (other than the Merger Agreement and any agreement or document referred to therein), except with the prior written consent of the Parties; provided, however, that each Party may, without such written consent, disclose the existence and content of this Agreement to its officers, directors, employees, partners, members, investors, financing sources, advisors (including financial and legal advisors) and any representatives of the foregoing and to the extent required by Law, the applicable rules of any national securities exchange or in connection with any SEC filings relating to the Merger and in connection with any litigation relating to the Merger, the Merger Agreement or the Transactions as permitted by or provided in the Merger Agreement.

Section 6.14 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Covered Securities. All rights, ownership and economic benefits of and relating to the Covered Securities shall remain vested in and belong to Investor, and Parent shall have no authority to direct Investor in the voting or disposition of any of the Covered Securities, in each case, except to the extent expressly provided herein.

Section 6.15 Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary, (a) Investor makes no agreement or understanding herein in any capacity other than in Investor’s capacity as a record holder and Beneficial Owner of the Owned Securities, and not in Shareholder’s capacity as a director and/or officer of the Company or any Company Subsidiary, if applicable, (b) nothing herein will be construed to limit any action or inaction by Investor or any Representative of Investor, as applicable, serving on the board of directors of the Company or the governing body of any Company Subsidiary or as an officer of the Company or any Company Subsidiary, acting in such Person’s capacity as a director or officer of the Company or any Company Subsidiary, and (c) no exercise of fiduciary duties or action or inaction taken in such capacity as a director and/or officer of the Company or any Company Subsidiary, including, but not limited to, any action or inaction pursuant to the Merger Agreement, in such capacity as a director and/or officer of the Company or any Company Subsidiary, in and of itself will be deemed to constitute a breach of this Agreement.

Article VII
DEFINITIONS AND INTERPRETATIONS

Section 7.1 Defined Terms. The following terms, as used in this Agreement, shall have the meanings set forth below.

(a) “Additional Securities” means the Common Shares or other Company Securities with respect to which Investor acquires Beneficial Ownership on or after the date of this Agreement (including any Common Shares issued upon the exercise of any Company Options or the conversion, exercise or exchange of any other Company Securities into or for any Common Shares or otherwise).

(b) “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first Person.

(c) “Beneficial Ownership” by a Person of any security includes ownership by any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise (whether or not in writing), has or shares: (i) voting power which includes the power to vote, or to direct the voting of, such security; and/or (ii) investment power which includes the power to dispose, or to direct the disposition, of such security; and shall otherwise be interpreted in accordance with the term “beneficial ownership” as defined in Rule 13d-3 under the Exchange Act; provided that, without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person will include securities Beneficially Owned by any Affiliates of such person which are Controlled by, or are under common Control with, such person, but no Beneficial Ownership of securities shall be attributed to securities Beneficially Owned by any other Person(s) solely by virtue of the fact that such first person may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act with such other person(s). The terms “Beneficially Own,” “Beneficially Owned” and “Beneficial Owner” shall have correlative meanings.

(d) “Company Securities” means (i) shares, voting securities, voting Indebtedness, or ownership interests in the Company or any Company Subsidiary, (ii) securities or Indebtedness issued by the Company or a Company Subsidiary that are convertible into or exchangeable for shares, voting securities, voting Indebtedness, or ownership interests in the Company or any Company Subsidiary, (iii) warrants, calls, subscriptions, conversion rights, calls, preemptive rights, commitments, options or other rights to acquire from the Company or a Company Subsidiary, or other obligation of the Company or a Company Subsidiary to issue, any shares, voting securities, voting Indebtedness, or securities convertible into or exchangeable for shares, pre-emption rights, rights of first refusal, voting securities or voting Indebtedness of the Company or a Company Subsidiary, or (iv) restricted share units, restricted shares, profits interests, equity appreciation rights, stock options, share appreciation rights, performance units, contingent value rights, “phantom” shares or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares or voting securities of the Company or any Company Subsidiary.

(e) “Control” means, as used with respect to any Person, the possession, directly or indirectly, of the power or authority to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise; for the avoidance of doubt, such power or authority shall conclusively be presumed to exist by possession of (i) the beneficial ownership or power to direct the vote of more than fifty percent (50%) of the votes entitled to be casted at a meeting of the members or shareholders of such Person, or (ii) the power to appoint or elect a majority of the members of the board of directors of such Person. The terms “Controlled by” and “under common Control with” shall have correlative meanings.

(f) “Covered Securities” means all of the Owned Securities and any Additional Securities.

(g) “Owned Securities” means the Common Shares and other Company Securities Beneficially Owned by Investor or any of its Affiliates as of the date hereof, as set forth in the column titled “Owned Securities” opposite its name in the table under Schedule A hereto.

(h) “Permitted Transfer” means a Transfer of Covered Securities by Investor to an Affiliate of Investor which is Controlled by Investor; provided that such transferee executes, prior to or concurrently with such Transfer, a joinder agreement in the form attached hereto as Schedule B.

(i) “Transaction Documents” means, collectively, this Agreement, the Merger Agreement, the Rollover Agreement and any other agreement or document contemplated hereby or thereby or any document or instrument delivered hereunder or thereunder.

(j) “Transfer” means, directly or indirectly, to sell, transfer, offer, exchange, assign, pledge, encumber, hypothecate or otherwise dispose of (by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of Law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other agreement with respect to any sale, transfer, offer, exchange, assignment, pledge, encumbrance, hypothecation or other disposition.

Section 7.2 Interpretation. When a reference is made in this Agreement to an Article, a Section or an Exhibit, such reference will be to an Article, a Section or an Exhibit of or to this Agreement unless otherwise indicated. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. Any capitalized term used in any Exhibit or Schedule but not otherwise defined therein has the meaning assigned to such term in this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” will mean the degree to which a subject or other thing extends, and such phrase will not mean simply “if.” Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. The following general rules apply: the singular number will include the plural, and vice versa; the masculine gender will include the feminine and neuter genders; the feminine gender will include the masculine and neuter genders; and the neuter gender will include the masculine and feminine genders. Any Law defined or referred to herein or in any agreement or instrument that is referred to herein will include any modification, amendment or re-enactment thereof, and any Law substituted therefor, in each case, as of the time of inquiry, representation, or covenant and all rules, regulations and statutory instruments issued or related to such Law. Any reference to “days” means calendar days unless Business Days are expressly specified.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

SI SWAN GUERNSEY HOLDCO LIMITED

By:	/s/ Christopher John Coombe
Name:	Christopher John Coombe
Title:	Director

Notice details:

800 Boylston Street
Boston, MA 02199
Attention: Advent Legal
Email: [***]

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attention: Willard S. Boothby, P.C.; Michael Chung
Email: willard.boothby@kirkland.com; michael.chung@kirkland.com

[Signature Page to Support Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

FORMULA SYSTEMS (1985) LTD.

By:	/s/ Guy Bernstein
Name:	Guy Bernstein
Title:	CEO

By:	/s/ Asaf Berenstin
Name:	Asaf Berenstin
Title:	CEO

Notice details:
Terminal Center
1 Yahadut Canada Street
Or-Yehuda, Israel 6037501
Attention: Guy Bernstein
Email: [***]

with a copy (which shall not constitute notice) to:

Gornitzky
Vitania Tel Aviv Tower
20 HaHarash St.
TLV Israel
Attn: Chaim Friedland, Adv.; Nir Knoll, Adv.
Email: friedland@gornitzky.com; nirk@gornitzky.com

[Signature Page to Support Agreement]

Schedule A

Name	Owned Securities
Formula Systems (1985) Ltd.	24,314,766 Common Shares

Schedule B

Joinder Agreement

This Joinder Agreement (this “Joinder Agreement”) is executed by the undersigned (the “Transferee”) pursuant to the terms of that certain Support Agreement, dated as of August 12, 2025 (the “Agreement”) by and between SI Swan Guernsey Holdco Limited, a private limited company incorporated under the laws of Guernsey (“Parent”), and Formula Systems (1985) Ltd., a company organized under the laws of Israel (“Investor”). Capitalized terms used but not defined herein shall have the meanings assigned to them in the Agreement.

By the execution of this Joinder Agreement, the Transferee agrees as follows:

(a) Acknowledgment. Transferee acknowledges that Transferee is acquiring certain Covered Securities subject to the terms and conditions of the Agreement.

(b) Agreement. Transferee (i) agrees that the Covered Securities acquired by Transferee shall be bound by and subject to the terms of the Agreement, (ii) hereby adopts the Agreement with the same force and effect as if Transferee were originally a party thereto and (iii) agrees to be subject to the obligations and restrictions of Investor thereunder.

(c) Notice. Any notice required or permitted by the Agreement shall be given to Transferee at the address listed beside Transferee’s signature below.

[TRANSFEREE]

By:
Name:
Title:

Notice details:
[Address]

with a copy (which shall not constitute notice) to:

[Address]